United States securities and exchange commission logo





                           November 9, 2021

       Richard Medway
       General Counsel and Chief Compliance Officer
       S-Evergreen Holding LLC
       11400 S.E. 6th Street, Suite 125
       Bellevue, WA 98004

                                                        Re: S-Evergreen Holding
LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
12, 2021
                                                            CIK No. 0001883313

       Dear Mr. Medway:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted October 12, 2021

       Prospectus Summary, page 1

   1. Please revise your Risk Factor Summary to discuss that Ares Funds may be able to continue to influence
or control your company after this offering, if true.
       Prospectus Summary
       Company Overview
       Who we are, page 1

   2. Please present with equal or greater prominence the comparable GAAP measure to
                                                        "adjusted EBITDA
margin" here and where ever presented in the filing. Refer to Item
                                                        10(e)(1)(i)(A) of
Regulation S-K.
 Richard Medway
S-Evergreen Holding LLC
November 9, 2021
Page 2
Track record of consistent growth and recent performance, page 2

3. To provide investors with balanced information about your historical performance, please amend the discussion and the graphics in this section to include data for fiscal 2020, or tell us why you are unable to do so. Provide similar disclosure throughout the prospectus.
How we plan to grow, page 11

4. Expand your disclosure to discuss your expected timeline for reaching your growth opportunity of approximately 2,200 potential locations across the United States and
         Canada. In this regard, we note your disclosure on page 115 that as of September 2021, you had 284 stores in the United States and Canada and that you expect to open 10 to more than 20 new stores per year on a net basis, starting in 2022, on page 81. In addition, if any of the data relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so. In this regard, we note your reference to "a third-party analysis prepared for us."
5.       We note in the second paragraph on page 12 that    We target most of
our new stores to
         achieve a payback period of two and [a] half years or less.    Expand
to disclose the
         percentage of your new stores that have achieved this target during the time periods discussed in the prospectus.
How we plan to grow
Continue to implement strategic initiatives to drive efficiency and expand margin, page 13

6. Please disclose the basis for your expectation that your recent initiatives will generate combined incremental savings of at least $200,000 per store per year. Summary Financial and Other Data
Key business metrics and non-GAAP financial measures, page 21

7. It is stated in footnotes (1) and (2) on page 22 that comparable store sales is calculated for stores open during the entirety of both periods that are being compared. It is disclosed on page 79 that stores were temporarily closed in 2020 because of the pandemic. Please explain to us why closed stores were not included in the calculation of comparable store sales.
Non-GAAP Measures, page 22
FirstName LastNameRichard Medway
8.     The presentation of "Non-GAAP Combined" on other than a pro forma basis in
Comapany   NameS-Evergreen
       accordance  with ArticleHolding  LLC
                                11 of Regulation S-X is not appropriate. Please
revise your
       presentation
November            accordingly
           9, 2021 Page 2        here and elsewhere this presentation appears.
FirstName LastName
 Richard Medway
FirstName LastNameRichard
S-Evergreen Holding LLC Medway
Comapany 9,
November  NameS-Evergreen
             2021         Holding LLC
November
Page 3    9, 2021 Page 3
FirstName LastName
The global COVID-19 pandemic and the governments responses in the jurisdictions in which we operate, page 33

9. Please revise, to the extent possible, to quantify the negative impact COVID-19 has had on the company's business and operations. Please include enough detail so that shareholders can appreciate the discussed risk. For guidance, refer to CF Disclosure
         Guidance: Topic No. 9 and CF Disclosure Guidance: Topic No. 9A, available on our public website.
Risk Factors
Compromises of our data security could cause us to incur unexpected expenses..., page 42

10. We note your disclosure regarding your ransomware attack in July 2020. To the extent material, please disclose the cost and impact of that incident. Please also disclose the
         nature of the board   s role in overseeing the company   s
cybersecurity risk management.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Cost of supply and processing, page 82

11. We note your disclosure that "[b]etween 2018 and 2020, cost of merchandise sold per pound processed declined from $0.58 to $0.52, contributing to our gross product margin expansion from 48.3% to 57.6%." Please revise to describe the impact of the COVID-19 pandemic on the decrease in the cost of merchandise sold per pound. In this regard, we note your disclosure elsewhere that "[d]ue to the closure of our retail locations during the pandemic, we accepted fewer donations made to our NPPs at our Community Donation
         Centers."
Segment results, page 92

12. Please revise your disclosure to explain why segment profit is greater on a dollar amount for the Canada Retail segment compared to the U.S. Retail segment despite lower sales and why it is significantly greater as a percent of sales. Liquidity and Capital Resources, page 93

13. File each of your credit agreements as exhibits or tell us why you believe they should not be filed. Refer to Item 601(b)(10) of Regulation S-K.
Cash Flows
Cash provided by (used in) operating activities, page 97

14. Your analysis of changes in operating cash flows solely references net results, noncash charges and net operating assets/liabilities. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your analysis should discuss factors that actually affected operating cash and reasons underlying these factors. Refer to the introductory paragraph of section IV.B and
 Richard Medway
FirstName LastNameRichard
S-Evergreen Holding LLC Medway
Comapany 9,
November  NameS-Evergreen
             2021         Holding LLC
November
Page 4    9, 2021 Page 4
FirstName LastName
         paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04
of the staff   s
         Codification of Financial Reporting Releases regarding quantification of variance factors.
         Please revise your disclosure as appropriate.
Business, page 102

15. We note your disclosure that you have "consistently grown our loyalty member base, ending 2020 with 12% active member growth year-over-year" and that as of "August
         2021, we had 3.6 million active members enrolled in our U.S. and Canadian loyalty programs who have made a purchase within the last 12 months." To provide additional context for investors, quantify active members for other financial periods included in your registration statement.
Centralized Processing Centers and Automated Book Processing, page 114

16. Expand the second paragraph on page 115 to disclose the material terms, including the counterparty, of your current purchase plans. Please file the purchase plans as exhibits or tell us why you believe they should not be filed. Refer to Item 601(b)(10) of Regulation S-
         K.
Notes to Consolidated Financial Statements
Note 10. Segment Information, page F-29

17. You state you evaluate the performance of segments based on "adjusted operating income
         (loss)." For segment results, you present "segment profit." Please tell us whether these two measures are the same or different. If the same, use one description or the other for consistency. If they differ, explain to us and disclose how they differ and why you do not present amounts for adjusted operating income (loss).
General

18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
19. Please file the Purchase and Sale Agreement with Crescent as an exhibit. Refer to Item
         601(b)(10) of Regulation S-K.
20. We note that the prospectus appears to include market and industry data. For example, we note your disclosure that "The U.S. secondhand market, which is a subset of the broader retail market, is expected to reach $36 billion in 2021 and is expected to grow 21%
         annually to $77 billion by 2025," "Thrift accounted for approximately 60% of the total secondhand market in 2021, and we believe we benefit from the powerful secular trends
 Richard Medway
S-Evergreen Holding LLC
November 9, 2021
Page 5
         driving growth in the sector," "[this] industry is expected to grow at a 21% CAGR from
         2021 to 2025" and "As of April 2021, 42% of all consumers and 53% of millennials and
         Gen Z consumers reported they expect to spend more on secondhand items in the next five years." If any of the data relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.
21. Please tell us how you measured the 93% aided brand awareness disclosed here and throughout your registration statement.
22. Please ensure the nature of the information contained in the tables included throughout your registration statement and their source is explained. For example, provide the source of the information included on your table on page 105.
23. We note that you include results and metrics throughout the filing for certain historical periods while not disclosing those same results and metrics for 2020. For example, we note your disclosure that "[i]n 2019, we processed over one billion pounds of secondhand goods," and "[w]e achieved positive comparable store sales growth from 2009 through
         2019, even throughout recessionary periods." To provide balanced disclosure, please revise here and throughout the filing to include all historical periods including in graphics and charts, as appropriate.
        You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309
if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer L pez-Molina at 202-551-
3792 with any other questions.



FirstName LastNameRichard Medway                                Sincerely,
Comapany NameS-Evergreen Holding LLC
                                                                Division of
Corporation Finance
November 9, 2021 Page 5                                         Office of Trade
& Services
FirstName LastName